NEWS RELEASE
May 3, 2001          Contact:        Scott R. Royster, Chief Financial Officer
FOR IMMEDIATE RELEASE                (301) 429-2642
Washington, DC

                     RADIO ONE, INC. REPORTS RECORD FIRST
                                QUARTER RESULTS

                 Same Station Net Revenue Increases 5%, BCF 7%
                  Pro Forma Net Revenue Increases 6%, BCF 4%

             Company exhibits growth in soft economic environment

Washington, DC: - Radio One, Inc. (NASDAQ: ROIAK and ROIA) today reported record
--------------
first quarter results. Net broadcast revenue was approximately $47.9 million, up 116% from the same period in 2000. Broadcast cash flow was approximately $22.0 million, an increase of 129% from the same period in 2000, while the broadcast cash flow margin improved to 45.8% from 43.4%. After-tax cash flow was approximately $1.7 million or $0.02 cents per share.

On a same station basis the Company's net broadcast revenue increased 5% and broadcast cash flow increased 7% from last year while the broadcast cash flow margin improved to 44.4% from 43.4% in the previous year's first quarter. (Same station results are for only those stations owned and/or operated by the Company for a one-year period.)

Alfred C. Liggins, III, the Company's CEO and President stated, "This quarter showed that, even in relatively tough economic times, our focused programming strategy, our turnaround acquisition strategy and our disciplined operating strategy can still produce industry-leading results. Ratings absolutely DO matter and the incredible ratings momentum we have historically experienced has continued this year and is helping us grow while the radio industry experienced contraction in the quarter. We are very pleased by this performance. On the transactions front during the quarter, we closed on acquisitions in Boston, Indianapolis and Dallas and sold our AM station in Dallas as well as stations in Greenville, South Carolina and Richmond, Virginia and we continue to look forward to closing the Blue Chip acquisition in the third quarter of 2001." Commenting further on the Company's performance, Scott R. Royster, Executive Vice President and CFO, stated "This was the first negative quarter in the industry in close to a decade. We were also up against a first quarter in 2000 when we grew our same station net revenue and BCF 29% and 66% respectively, making this performance that much more impressive. We further reduced our leverage in the quarter and, going forward, we should benefit from the current lower interest rate environment relative to that of last year. While it is still too early to tell definitively, we are hopeful that the second half of 2001 will prove stronger than the first half and there are some signs that things may be improving for our industry as we enter the month of May."

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PAGE 2  --  RADIO ONE, INC. REPORTS RECORD FIRST QUARTER RESULTS


RESULTS OF OPERATIONS
---------------------

 Comparison of periods ended March 31, 2001 to the periods ended March 31, 2000
    (all periods are unaudited - all numbers in 000s except per share data).

                                                                 Three months ended                   Three months ended
                                                                   March 31, 2001                       March 31, 2000
                                                              ----------------------               -----------------------
STATEMENT OF OPERATIONS DATA:
REVENUE:
   Broadcast revenue                                                        $ 54,273                               $25,124
   Less: Agency commissions                                                    6,348                                 2,972
                                                              ----------------------               -----------------------
       Net broadcast revenue                                                  47,925                                22,152
                                                              ----------------------               -----------------------

OPERATING EXPENSES:
   Programming and technical                                                   8,856                                 4,240
   Selling, G&A                                                               17,116                                 8,299
   Corporate expenses                                                          1,840                                 1,118
   Non-cash compensation                                                         238                                     -
   Depreciation & amortization                                                31,524                                 5,489
                                                              ----------------------               -----------------------
       Total operating expenses                                               59,574                                19,146
                                                              ----------------------               -----------------------

       Operating (loss) income                                               (11,649)                                3,006

INTEREST EXPENSE                                                              15,701                                 3,582
GAIN ON SALE OF ASSETS                                                         4,272                                     -
OTHER INCOME, net                                                                596                                 4,237
                                                              ----------------------               -----------------------

       (Loss) income before (benefit) provision for
       income taxes                                                          (22,482)                                3,661

(BENEFIT) PROVISION FOR INCOME TAXES                                          (7,309)                                1,600
                                                              ----------------------               -----------------------
       Net (loss) income                                                    $(15,173)                              $ 2,061
                                                              ======================               =======================

       Net (loss) income applicable to common
       stockholders                                                         $(20,211)                              $ 2,061
                                                              ======================               =======================


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PAGE 3  --  RADIO ONE, INC. REPORTS RECORD FIRST QUARTER RESULTS

                                                                    Three months ended                    Three months ended
                                                                      March 31, 2001                        March 31, 2000
                                                                 ----------------------               -----------------------
BASIC AND DILUTED PER SHARE DATA (e) (f):

      Net income (loss) per share applicable to common
      shareholders                                                             $  (0.23)                              $  0.03
      After-tax cash flow per share                                            $   0.02                               $  0.10

OTHER DATA:
      Broadcast cash flow (a)                                                  $ 21,953                               $ 9,613
      Broadcast cash flow margin (a)                                               45.8%                                 43.4%
      EBITDA (b)                                                               $ 20,113                               $ 8,495
      EBITDA margin (b)                                                            42.0%                                 38.3%
      After-tax cash flow (c)                                                  $  1,720                               $ 7,450
      Capital expenditures                                                        1,651                                   568

SAME STATION RESULTS:
      Net revenue                                                              $ 23,203                               $22,152
      Broadcast cash flow                                                        10,297                                 9,613
      Broadcast cash flow margin                                                   44.4%                                 43.4%

      Weighted average shares outstanding - basic (d)                            86,801                                73,608
      Weighted average shares outstanding - diluted (e)                          87,107                                73,917

AFTER-TAX CASH FLOW:
      Pre-tax income                                                           $(22,482)                              $ 2,061
      Plus: Non-cash charges                                                     31,762                                 5,489
      Plus: Tax benefit (liability)                                               1,750                                  (100)
      Less: Preferred Dividends                                                   5,038                                     -
      Less: Gain on Sale of Assets                                                4,272                                     -
                                                                 ----------------------               -----------------------
      TOTAL                                                                    $  1,720                               $ 7,450
                                                                 ======================               =======================

                                                                      March 31, 2001                      March 31, 2000
                                                                 ----------------------              -----------------------
SELECTED BALANCE SHEET DATA:

      Cash and cash equivalents                                              $   24,245                             $125,588
      Current assets                                                             70,163                              417,425
      Total assets                                                            1,729,680                              868,304
      Senior debt                                                               550,090                                   82
      Subordinated debt                                                          84,451                               83,615
      Preferred stock (liquidation value)                                       310,000                                    -
      Total shareholders' equity                                              1,030,321                              758,026

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PAGE 4  --  RADIO ONE, INC. REPORTS RECORD FIRST QUARTER RESULTS


     Net broadcast revenue increased to approximately $47.9 million for the quarter ended March 31, 2001 from approximately $22.2 million for the quarter ended March 31, 2000 or 116%. This increase in net broadcast revenue was the result of continuing broadcast revenue growth in the Company's markets in which it has operated for at least one year as well as from revenue contributed from radio stations acquired within the last year, particularly the stations acquired from Clear Channel Communications and AMFM.

     Operating expenses excluding depreciation, amortization and non-cash compensation increased to approximately $27.8 million for the quarter ended March 31, 2001 from approximately $13.7 million for the quarter ended March 31, 2000 or 103%. This increase in expenses was related to the Company's rapid expansion within all of the markets in which it operates including increased variable costs associated with increased revenue, as well as start-up and expansion expenses in its newer markets.

     Interest expense increased to approximately $15.7 million for the quarter ended March 31, 2001 from approximately $3.6 million for the quarter ended March 31, 2000 or 336%. This increase relates primarily to additional borrowings made in the third quarter of 2000 in conjunction with the acquisition of radio stations from Clear Channel and AMFM.

     Other income (almost exclusively interest income) decreased to approximately $0.6 million for the quarter ended March 31, 2001 from approximately $4.2 million for the quarter ended March 31, 2000 or 86%. This decrease was due to the Company's lower cash and investment balances following its acquisition of $1.3 billion worth of radio stations in August, 2000.

     Loss before provision for income taxes was approximately $22.5 million for the quarter ended March 31, 2001 from income before provision for income taxes of approximately $3.7 million for the quarter ended March 31, 2000. This decrease in income before provision for income taxes was due to higher depreciation and amortization charges, higher interest expense and lower interest income all due to the closing of the acquisition of $1.3 billion worth of radio stations in August, 2000, partially offset by a net gain of $4.3 million on the sale of various radio stations made during the first quarter of 2001.

     Net loss was approximately $15.2 million for the quarter ended March 31, 2001 compared to net income of approximately $2.1 million for the quarter ended March 31, 2000. This decrease in net income was due to items described above partially offset by a benefit for income taxes.

     Broadcast cash flow increased to approximately $22.0 million for the quarter ended March 31, 2001 from approximately $9.6 million for the quarter ended March 31, 2000 or 129%. This increase was attributable to the increases in broadcast revenue partially offset by higher operating expenses as described above.

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PAGE 5  --  RADIO ONE, INC. REPORTS RECORD FIRST QUARTER RESULTS

     Earnings before interest, taxes, depreciation, and amortization (EBITDA), and excluding non-cash compensation expense, increased to approximately $20.1 million for the quarter ended March 31, 2001 from approximately $8.5 million for the quarter ended March 31, 2000 or 136%. This increase was attributable to the increase in broadcast revenue partially offset by higher operating expenses and higher corporate expenses associated with the growth in the company.

Other Recent Events:

     On March 29, 2001, the Company completed the divestiture of KJOI-AM in Dallas, Texas, to Clear Channel Communications for approximately $16.0 million.

     On February 28, 2001, the Company completed the acquisition of Nash Communications Corporation, owner of Station WILD-AM in Boston, Massachusetts for approximately $4.5 million and approximately 63,500 shares of Class A Common Stock of the Company.

     On February 15, 2001, the Company completed the acquisition of the intellectual property of WTLC-FM, and on April 25, 2001 completed the acquisition of substantially all of the assets of WTLC-AM, both in the Indianapolis market, from Emmis Communications, for approximately $8.5 million.

     On February 8, 2001, the Company announced that it would acquire Blue Chip Broadcasting for approximately $190.0 million.

     On February 1, 2001, the Company completed its acquisition of KTXQ-FM (formerly KDGE) in the Dallas, Texas market for approximately $52.5 million.

     On February 1, 2001, the Company completed the divestiture of two radio stations in the Greenville, South Carolina market and two radio stations in the Richmond, Virginia market for approximately $53.5 million.


     Radio One will be holding a conference call to discuss its results for the fiscal first quarter of 2001. This conference call is scheduled for Thursday, May 3, 2001 at 9:00a.m Eastern Daylight Time. Interested parties should call 612-332-0228 or 612-332-0107 five minutes prior to the scheduled time of the call and ask for the "Radio One 2001 First Quarter Results Teleconference". The conference call will be recorded and made available for replay from 12:30p.m.
of the day of the call until midnight of the day following the call. Interested parties may listen to the recording by calling (800) 475-6701 and entering passcode 584383.

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PAGE 6  --  RADIO ONE, INC. REPORTS RECORD FIRST QUARTER RESULTS


     Radio One is the nation's seventh largest radio broadcasting company and the largest primarily targeting African-American and urban listeners. Pro forma for all announced acquisitions and divestitures, the Company owns and/or operates 63 radio stations located in 22 of the largest markets in the United States.


Notes:
This press release includes forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Because these statements apply to future events, they are subject to risks and uncertainties that could cause actual results to differ materially, including the absence of a combined operating history with an acquired company or radio station and the potential inability to integrate acquired businesses, need for additional financing, high degree of leverage, seasonal nature of the business, granting of rights to acquire certain portions of the acquired company's or radio station's operations, market ratings, variable economic conditions and consumer tastes, as well as restrictions imposed by existing debt and future payment obligations. Important factors that could cause actual results to differ materially are described in the Company's reports on Forms 10-K and 10-Q and other filings with the Securities and Exchange Commission.

(a) "Broadcast cash flow" is defined as broadcast operating income plus corporate expenses (including non-cash compensation) and depreciation and amortization of both tangible and intangible assets.
(b) "EBITDA" is defined as earnings before interest, taxes, depreciation, amortization and non-cash compensation.
(c) "After-tax cash flow" is defined as income before income taxes and extraordinary items plus depreciation, amortization and non-cash compensation, less the current income tax liability/(benefit) and preferred stock dividends.
(d) As of March 31, 2001 the Company had 86,800,813 shares of Common Stock outstanding on a weighted average basis for the quarter.
(e) As of March 31, 2001 the Company had 87,107,145 shares of Common Stock outstanding on a weighted average basis for the quarter, diluted for outstanding stock options. However, the per share amounts are the same as those based on basic shares outstanding because of the anti-dilutive effect of these options shares, other than for after-tax cash flow. After-tax cash flow per share data was calculated using the basic and diluted weighted average shares outstanding, however, the per share amounts were the same because of the relatively minor differences between the two weighted average share amounts.

The Company has presented broadcast cash flow, operating cash flow and after-tax cash flow data, which the Company believes are comparable to the data provided by other companies in the industry, because such data are commonly used as a measure of performance for broadcast companies. However, broadcast cash flow, operating cash flow and after-tax cash flow do not purport to represent cash provided by operating activities as reflected in the Company's consolidated statements of cash flow, are not a measure of financial performance under generally accepted accounting principles and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.